SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

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CNH GLOBAL N.V.

Form 6-K for the month of June 2008

List of Exhibits:

1.	News Release entitled, “Case Construction Dispatches Crawler Dozers To Help with Levee Fortification in Iowa”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 19, 2008

For Immediate Release

Contact:	Jane Cooper 630/377-2555 jcooper@cooperhong.com
Tom McLaughlin
262/636-7498
thomas.mclaughlin@casece.com

Case Construction Dispatches Crawler Dozers

To Help with Levee Fortification in Iowa

BURLINGTON, Iowa (June 18, 2008) – Case Construction Equipment on June 13 arranged for use of the first of several crawler dozers to help fortify levees along the swollen Iowa and Mississippi rivers. The emergency request is a result of the record rainfall in the Midwest last week.

Case dispatched the first crawler dozer to Oakville, Iowa, which is located near the Case manufacturing plant in Burlington. According to Tracy Gach of the Case dozer product management team, Federal Levee District 16 specifically requested the 850L because of its superior performance under current, exceptionally muddy conditions, which require extra flotation. Case has confirmed that Bob Hinson, an expert operator with many years of experience working at the Case Proving Grounds in Burlington, had volunteered to operate the dozer for this application. The machine and operator since have been reassigned to Kingston, Iowa, where they are supporting work at a pumping station.

In addition, on Saturday morning, Case put another 850L to work south of Burlington, along with a 1650L and 1850K crawler dozer, which were dispatched to Green Bay Bottoms along the Mississippi River. The company also responded to a request from the National Guard to supply a Case 580 Super M loader/backhoe. Current and retired Case employees have volunteered their time to operate the equipment.

“We followed the news of devastating floods in Cedar Rapids and the potential for serious flooding across other parts of Iowa,” said Jim Hasler, vice president, Case Construction Equipment. “Case has a strong track record of loaning equipment and other resources in emergency situations, such as these levee fortification efforts. This particular project hits extra close to home because one of our four key North American manufacturing plants is in Burlington.”

Since the levees in Cedar Rapids were breached, Case has also been contacted regarding the possibility of providing equipment for cleanup efforts. Case is working with its local dealers in Iowa to arrange assistance to flood-damaged areas.

Case has approximately 600 employees in Burlington, which is where the company engineers and manufactures its flagship loader/backhoes, rough-terrain forklifts and loader tool carriers.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders, telescopic handlers and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA.MI).